Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Encore Energy Partners GP LLC:
     We have audited the accompanying consolidated balance sheet of Encore Energy Partners GP LLC (the “Company”) as of December 31, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.
     In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Encore Energy Partners GP LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 2 to the consolidated balance sheet, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.”
/s/ Ernst & Young LLP
Fort Worth, Texas
February 27, 2008

ENCORE ENERGY PARTNERS GP LLC
CONSOLIDATED BALANCE SHEET
December 31, 2007
(in thousands)

ASSETS

Current assets:
Cash and cash equivalents	$3
Accounts receivable:
Trade	16,239
Affiliate	653
Derivatives	3,713
Prepaid expenses and other	448

Total current assets	21,056

Properties and equipment, at cost — successful efforts method:
Proved properties, including wells and related equipment	378,170
Accumulated depletion, depreciation, and amortization	(37,661)

340,509

Other property and equipment	457
Accumulated depreciation	(50)

407

Intangibles, net	3,969
Derivatives	21,875
Debt issuance costs, net	1,451
Other	812

Total assets	$390,079

LIABILITIES AND OWNER’S NET EQUITY

Current liabilities:
Accounts payable:
Trade	$1,915
Affiliate	1,326
Accrued liabilities:
Lease operations expense	1,905
Development capital	2,249
Interest	147
Production, ad valorem, and severance taxes	5,448
Natural gas purchases	1,578
Derivatives	865
Other	2,452

Total current liabilities	17,885

Derivatives	20,447
Future abandonment cost	6,068
Long-term debt	47,500
Other	16

Total liabilities	91,916

Commitments and contingencies (see Note 4)	—

Minority interest	122,534

Owner’s net equity:
Owner’s net equity	175,629

Total owner’s net equity	175,629

Total liabilities and owner’s net equity	$390,079

The accompanying notes are an integral part of this consolidated balance sheet.

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET
Note 1. Formation of the Company and Description of Business
     Encore Energy Partners GP LLC, a Delaware limited liability company (the “Company” or the “General Partner”), was formed on February 13, 2007, to own a 2 percent general partner interest in Encore Energy Partners LP, a Delaware limited partnership (“ENP” or the “Partnership”). The General Partner is a wholly owned subsidiary of Encore Partners GP Holdings LLC, a Delaware limited liability company (“GP Holdings”). GP Holdings is a wholly owned subsidiary of Encore Acquisition Company, a publicly traded Delaware corporation (“EAC”). As of December 31, 2007, EAC also owned 58 percent of the Partnership’s outstanding common units.
     The General Partner is deemed to control the Partnership because, under Delaware laws and the partnership agreement, the General Partner has the power to direct or cause the direction of the management and policies of the Partnership. As a result of this substantive control, the Partnership is fully consolidated and therefore, the consolidated balance sheet includes all assets and liabilities of the Partnership and its subsidiaries. The General Partner does not own an interest in any other companies.
     The Partnership was formed on February 13, 2007 by EAC to acquire, exploit, and develop oil and natural gas properties and to acquire, own, and operate related assets. Also in February 2007, Encore Energy Partners Operating LLC (“OLLC”), a Delaware limited liability company and wholly owned subsidiary of the Partnership, was formed to own and operate ENP’s properties. The Partnership’s properties consist of oil and natural gas properties and related assets in the Elk Basin of Wyoming and Montana (the “Elk Basin Assets”), which the Partnership acquired in March 2007 from certain subsidiaries of Anadarko Petroleum Corporation (“Anadarko”), oil and natural gas properties and related assets in the Permian Basin of West Texas (the “Permian Basin Assets”), which EAC contributed to the Partnership upon completion of the Partnership’s initial public offering (“IPO”), and oil and natural gas properties and related assets in the Permian Basin of West Texas and Williston Basin of North Dakota, acquired from Encore Operating, L.P. (“Encore Operating”), a wholly owned subsidiary of EAC, in February 2008. See “Note 3. Acquisition” for additional discussion of the acquisition of the Elk Basin Assets. See “Note 11. Subsequent Events” for details regarding the Partnership's February 2008 acquisition of the Permian and Williston Basin properties from Encore Operating. Prior to the closing of the IPO, EAC owned all the general and limited partner interests in the Partnership, with the exception of management incentive units owned by certain executive officers of the General Partner. See “Note 8. Unit-Based Compensation Plans” for additional discussion of the management incentive units.
Initial Public Offering and Concurrent Transactions
     On September 17, 2007, the Partnership completed its IPO of 9,000,000 common units at a price to the public of $21.00 per unit. The net proceeds of $171.0 million, after deducting the underwriters’ discount and a structuring fee of $13.2 million, in the aggregate, and offering expenses of $4.7 million, were used to repay in full the $126.4 million of outstanding indebtedness under the Partnership’s subordinated credit agreement and $43.5 million of outstanding borrowings under OLLC’s revolving credit facility. See “Note 6. Debt” for additional discussion of the Partnership’s long-term debt.
     On October 11, 2007, the underwriters exercised their over-allotment option to purchase an additional 1,148,400 common units, which closed on October 16, 2007. The net proceeds of $22.4 million, after deducting the underwriters’ discount and a structuring fee of $1.7 million, were used to repay outstanding borrowings under OLLC’s revolving credit facility. After completion of the IPO and the underwriters’ over-allotment exercise, 42 percent of the Partnership’s common units were publicly held.
     At the closing of the IPO on September 17, 2007, the following transactions were completed:
(a)	The Partnership entered into a contribution, conveyance and assumption agreement (the “Contribution Agreement”) with the General Partner, OLLC, EAC, Encore Operating, and Encore Partners LP Holdings LLC. The following transactions, among others, occurred pursuant to the Contribution Agreement:
•	Encore Operating transferred the Permian Basin Assets to the Partnership in exchange for 4,043,478 common units; and

•	EAC agreed to indemnify the Partnership for certain environmental liabilities, tax liabilities, and title defects, as well as defects relating to retained assets and liabilities, occurring or existing before the closing.

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
These transfers and distributions were made in a series of steps outlined in the Contribution Agreement. In connection with the issuance of the common units by the Partnership in exchange for the Permian Basin Assets, the IPO, and the exercise of the underwriters’ option to purchase additional common units, the General Partner exchanged a certain number of common units for general partner units to enable it to maintain its 2 percent general partner interest.
(b)	The Partnership entered into an amended and restated administrative services agreement (the “Administrative Services Agreement”) with the General Partner, OLLC, Encore Operating, and EAC. Encore Operating performs administrative services for the Partnership, such as accounting, corporate development, finance, land, legal, and engineering. In addition, Encore Operating provides all personnel and any facilities, goods, and equipment necessary to perform these services and not otherwise provided by the Partnership. Encore Operating receives an administrative fee of $1.75 per BOE of the Partnership’s production for such services and reimbursement of actual third-party expenses incurred on the Partnership’s behalf. In addition, Encore Operating is entitled to retain any COPAS overhead charges associated with drilling and operating wells that would otherwise be paid by non-operating interest owners to the operator of a well.

The Partnership reimburses EAC for any additional state income, franchise, or similar tax paid by EAC resulting from the inclusion of the Partnership (and its subsidiaries) in a combined state income, franchise, or similar tax report with EAC as required by applicable law. The amount of any such reimbursement will be limited to the tax that the Partnership (and its subsidiaries) would have paid had it not been included in a combined group with EAC. See “Note 10. Related Party Transactions” for additional discussion regarding the Administrative Services Agreement.

(c)	The Encore Energy Partners GP LLC Long-Term Incentive Plan (the “ENP Incentive Plan”) was approved, which applies to employees, consultants, and directors of EAC, the General Partner, and any of their affiliates who perform services for the Partnership. See “Note 8. Unit-Based Compensation Plans” for additional discussion regarding the ENP Incentive Plan.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
     In accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” the General Partner consolidates the Partnership in its financial statements. The Company’s consolidated balance sheet includes the accounts of the General Partner and the Partnership, its controlled subsidiary. The public unitholders’ interest is reflected as “Minority interest” in the accompany Consolidated Balance Sheet. The Company elected to account for gains on ENP’s issuance of common units as capital transactions as permitted by Staff Accounting Bulletin Topic 5H, “Accounting for Sales of Stock by a Subsidiary.” During 2007, the Company reclassified $77.6 million from “Minority interest” to “Owner’s net equity” on the accompanying Consolidated Balance Sheet to recognize the gain on sale of ENP’s common units in 2007. All material intercompany balances and transactions have been eliminated in consolidation.
     The Permian Basin Assets were wholly owned by EAC prior to the closing of the IPO, with the exception of management incentive units owned by certain executive officers of the General Partner. The contribution of the Permian Basin Assets by EAC was accounted for as a transaction between entities under common control. Therefore, the assets and liabilities of the Permian Basin Assets were recorded on the Partnership’s balance sheet at EAC’s historical basis.
Use of Estimates
     Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimations and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the consolidated balance sheet. Actual results could differ materially from those estimates.
     Estimates made in preparing this consolidated balance sheet include, among other things, estimates of the proved oil and natural gas reserve volumes used in calculating depletion, depreciation, and amortization (“DD&A”) expense; the estimated future cash flows and fair value of properties used in determining the need for any impairment write-down; operating costs accrued; volumes and prices for revenues accrued; and the timing and amount of future abandonment costs used in calculating asset retirement obligations. Future changes in the assumptions used could have a significant impact on reported results in future periods.

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
Cash and Cash Equivalents
     Cash and cash equivalents include cash in banks, money market accounts, and all highly liquid investments with an original maturity of three months or less.
Accounts Receivable
     The Company’s trade accounts receivable, which are primarily from oil and natural gas sales do not bear interest and are recorded at the invoiced amount. The Company routinely reviews outstanding accounts receivable balances and assesses the financial strength of its customers. A reserve is recorded for amounts it expects will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. At December 31, 2007 and 2006, the Company did not have any allowance for doubtful accounts.
Properties and Equipment
     Oil and Natural Gas Properties. The Company adheres to Statement of Financial Accounting Standards (“SFAS”) No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (“SFAS 19”), utilizing the successful efforts method of accounting for its oil and natural gas properties. Under this method, all costs associated with productive and nonproductive development wells are capitalized. Costs associated with drilling exploratory wells are initially capitalized pending determination of whether the well is economically productive or nonproductive.
     If an exploratory well does not find reserves or does not find reserves in a sufficient quantity as to make them economically producible, the previously capitalized costs are expensed in the period in which the determination was made. If an exploratory well finds reserves but they cannot be classified as proved, the Company continues to capitalize the associated cost as long as the well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made in assessing the reserves and the operating viability of the project. If subsequently it is determined that neither of these conditions continues to exist, all previously capitalized costs associated with the exploratory well are expensed. Re-drilling or directional drilling in a previously abandoned well is classified as development or exploratory based on whether it is in a proved or unproved reservoir. Expenditures to recomplete a current well in a different unproved reservoir are capitalized pending determination that economic reserves have been added. If the recompletion is not successful, the expenditures are charged to expense. The Company did not drill any exploratory wells during 2007.
     Significant tangible equipment added or replaced is capitalized. Expenditures to construct facilities or increase the productive capacity from existing reservoirs are capitalized. Capitalized costs are amortized on a unit-of-production basis over the remaining life of proved developed reserves or total proved reserves, as applicable. Natural gas volumes are converted to barrels of oil equivalent (“BOE”) at the rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of oil.
     The costs of retired, sold, or abandoned properties that constitute part of an amortization base are charged or credited, net of proceeds received, to the accumulated DD&A reserve. Gains or losses from the disposal of other properties are recognized in the current period.
     Miller and Lents, Ltd., independent reserve engineers, estimates the Company’s reserves annually on December 31. This results in a new DD&A rate which the Company uses for the preceding fourth quarter after adjusting for fourth quarter production. The Company internally estimates reserve additions and reclassifications of reserves from proved undeveloped to proved developed at the end of the first, second, and third quarters for use in determining a DD&A rate for the quarter.
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS 144”) the Company is required to assess the need for an impairment of capitalized costs of long-lived assets to be held and used, including proved oil and natural gas properties, whenever events and circumstances indicate that the carrying value of the asset may not be recoverable. If impairment is indicated based on a comparison of the asset’s carrying value to its undiscounted expected future net cash flows, then it is recognized to the extent that the carrying value exceeds fair value. Expected future net cash flows are based on existing proved reserve and production information and pricing assumptions that management believes are representative of future economics. Any impairment charge incurred is expensed and reduces the recorded basis in the asset.
     Unproved properties, the majority of the costs of which relate to the acquisition of leasehold interests, are assessed for

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
impairment on a property-by-property basis for individually significant balances and on an aggregate basis for individually insignificant balances. If the assessment indicates an impairment, a loss is recognized by providing a valuation allowance at the level consistent with the level at which impairment was assessed. The impairment assessment is affected by economic factors such as the results of exploration activities, commodity price outlooks, remaining lease terms, and potential shifts in business strategy employed by management. In the case of individually insignificant balances, the amount of the impairment loss recognized is determined by amortizing the portion of these properties’ costs which ENP believes will not be transferred to proved over the average life of the lease. The Company did not hold any unproved properties during 2007.
     Amounts shown in the accompanying Consolidated Balance Sheet as “Proved properties” include leasehold costs and wells and related equipment, both completed and in process, and consisted of the following as of December 31, 2007 (in thousands):

Proved leasehold costs	$297,777
Wells and related equipment — Completed	77,143
Wells and related equipment — In process	3,250

Total proved properties	$378,170

     Other Property and Equipment. Other property and equipment is carried at cost. Depreciation is expensed on a straight-line basis over estimated useful lives, which range from three to seven years.
Intangible Assets
     The Company accounts for intangible assets under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Intangible assets with definite useful lives are amortized over their estimated useful lives. In accordance with SFAS 144, the Company evaluates the recoverability of intangible assets with definite useful lives whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.
     In connection with the Partnership’s acquisition of the Elk Basin Assets, the Partnership acquired a contract to purchase natural gas at a below market price for use as field fuel. The fair value of this contract, net of related amortization, is shown as “Intangibles, net” on the accompanying Consolidated Balance Sheet as of December 31, 2007. The value of this contract is amortized on a straight-line basis over its estimated useful life of approximately 14 years. As of December 31, 2007, the gross carrying amount of the contract was $4.2 million, and accumulated amortization was $0.3 million.
Asset Retirement Obligations
     SFAS No. 143, “Accounting for Asset Retirement Obligations” requires that the fair value of a liability for an asset retirement obligation (“ARO”) be recognized in the period in which the liability is incurred. For oil and natural gas properties, this is the period in which an oil or natural gas well is acquired or drilled. An amount equal to and offsetting the ARO is capitalized as part of the carrying amount of the Company’s oil and natural gas properties at its discounted fair value. The liability is then accreted each period until it is settled or the well is sold, at which time the liability is reversed. Estimates are based on historical experience in plugging and abandoning wells and estimated remaining field life based on reserve estimates. The Company does not provide for a market risk premium associated with AROs because a reliable estimate cannot be determined. See “Note 5. Asset Retirement Obligations” for additional information.
Environmental Costs
     The Company capitalizes or expenses environmental expenditures, as appropriate, depending on whether the expenditure has a future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for such expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable and the costs can be reliably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized.
Unit-Based Compensation

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
     The Company does not have any employees. However, the ENP Incentive Plan provides for the grant of unit awards and unit-based awards for employees, consultants, and directors of EAC, the General Partner, and any of their affiliates that perform services for the Partnership. In addition, in May 2007, the Company’s board of directors issued 550,000 management incentive units to certain executive officers of the General Partner.
     The Company accounts for unit-based compensation according to the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the recognition of compensation expense, over the requisite service period, in an amount equal to the fair value of unit-based payments granted. See “Note 8. Unit-Based Compensation Plans” for additional discussion of the Company’s unit-based compensation plans.
Income Taxes
     The Company is not a taxable entity for federal and state income tax purposes. The Company is included in the consolidated return of its parent, EAC, and the tax on the Company's income is borne by EAC.

ENP is treated as a partnership for federal and state income tax purposes with each partner being separately taxed on his share of the Partnership’s taxable income. However, in May 2006, the state of Texas enacted a new business tax (the “Texas Margin Tax”) that replaced the Texas franchise tax. The Texas Margin Tax is applicable to numerous types of entities that previously were not subject to the franchise tax. In 2006, a deferred tax liability was recognized for the expected future tax effect of the Texas Margin Tax due to the difference between the book and tax bases of the Permian Basin Assets.

On January 1, 2007, ENP adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 did not have a material impact on the Company's consolidated balance sheet.
Revenue Recognition
     Revenues are recognized for the Company’s share of jointly owned properties as oil and natural gas is produced and sold, net of royalties. Natural gas revenues are also reduced by any processing and other fees paid, except for transportation costs paid to third parties. Natural gas revenues are recorded using the sales method of accounting, whereby revenue is recognized based on actual sales of natural gas rather than as the proportionate share of natural gas production. Royalties and severance taxes are paid based upon the actual price received from the sales. To the extent actual quantities and values of oil and natural gas are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volumes and values for those properties are estimated and recorded as accounts receivable in the accompanying Consolidated Balance Sheet. The Company does not have natural gas imbalances as it does not market its own natural gas production from wells of which it is not the operator. Encore Operating markets all the natural gas production from the wells that it operates and remits the non-operating interest owners’ share upon collection. As a result, the Company does not have any producer gas imbalances. The Company does not recognize revenue for the production in tanks, oil marketed on behalf of joint owners in the Company’s oil and natural gas properties, or oil in pipelines that has not been delivered to the purchaser. As of December 31, 2007, the Company did not have any oil inventory in pipelines.
Marketing Revenues and Expenses
     In March 2007, the Company acquired a crude oil pipeline and a natural gas pipeline from Anadarko as part of the Elk Basin acquisition. Natural gas volumes are purchased from numerous gas producers at the inlet of the pipeline and resold downstream to various local and off-system markets. In addition, pipeline tariffs are collected for transportation through the crude oil pipeline.
     Marketing revenues includes the sales of natural gas purchased from third parties as well as pipeline tariffs charged for transportation volumes through the Company’s crude oil pipeline. Revenues derived from sales of natural gas purchased from third parties are recognized when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Marketing expenses includes the cost of natural gas volumes purchased from third parties. As the Company takes title to the natural gas and has risks and rewards of ownership, these transactions are presented gross, unless they meet the criteria for netting as outlined in EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). The Company did not have any marketing activities prior to 2007.
Derivatives
     The Company uses various financial instruments for non-trading purposes to manage and reduce price volatility and other market risks associated with the Company’s oil and natural gas production. These arrangements are structured to reduce the Company’s exposure to commodity price decreases, but they can also limit the benefit the Company might otherwise receive from commodity price increases. The Company’s risk management activity is generally accomplished through over-the-counter forward derivative or option contracts with large financial institutions.
     The Company applies the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
its amendments (“SFAS 133”). SFAS 133 requires each derivative instrument to be recorded in the balance sheet as either an asset or liability measured at fair value. The Company has elected to not designate its current portfolio of derivatives as hedges and records mark-to-market gains or losses each quarter.
New Accounting Pronouncements
SFAS No. 157, “Fair Value Measurements” (“SFAS 157”)
     In September 2006, the FASB issued SFAS 157. SFAS 157 standardizes the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not require any new fair value measurements. SFAS 157 is prospectively effective for financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which delays the effective date of SFAS 157 for one year for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has elected a partial deferral of SFAS 157 for all instruments within the scope of FSP FAS 157-2, including but not limited to its asset retirement obligations. The Company will continue to evaluate the impact of SFAS 157 on these instruments during the deferral period. SFAS 157, as it relates to financial assets and liabilities, is effective beginning in the first quarter of 2008. SFAS 157 will have an impact on the calculation and reported fair value of the Company’s derivative contracts and related disclosures; however, the Company does not expect the change to have a material impact on its Consolidated Balance Sheet.
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”)
     In February 2007, the FASB issued SFAS 159. SFAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS 159 allows entities an irrevocable option to measure eligible items at fair value at specified election dates, with resulting changes in fair value reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 159 effective January 1, 2008, and did not elect the fair value option for eligible instruments existing on that date. Therefore, the initial adoption of SFAS 159 did not have an impact on the Company’s financial condition. The Company will assess the impact of electing the fair value option for any newly acquired eligible instruments. Electing the fair value option for such instruments could have a material impact on the Company’s Consolidated Balance Sheet.
FSP on FASB Interpretation (“FIN”) 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”)
     In April 2007, the FASB issued FSP FIN 39-1. FSP FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”), to permit a reporting entity that is party to a master netting arrangement to offset the fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. The Company adopted FSP FIN 39-1 effective January 1, 2008. The adoption of FSP FIN 39-1 did not have a material impact on its Consolidated Balance Sheet.
SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”)
     In December 2007, the FASB issued SFAS 141R, which replaces SFAS No. 141, “Business Combinations.” SFAS 141R establishes principles and requirements for the reporting entity in a business combination, including: (i) recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determination of the information to be disclosed to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations consummated in fiscal years beginning on or after December 15, 2008 (for acquisitions closed on or after January 1, 2009 for the Company). Early application is prohibited. The Company is evaluating the impact SFAS 141R will have on its financial

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
condition and the reporting of future acquisitions in the Consolidated Balance Sheet.
SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”)
     In December 2007, the FASB issued SFAS 160. SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest should be presented as a component of equity in the consolidated financial statements and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, the standard establishes expanded disclosure requirements and addresses changes in a parent’s ownership of a noncontrolling interest, changes in a parent’s ownership interest while the parent retains its controlling financial interest, and fair value measurement of any retained noncontrolling interest investment. SFAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. SFAS 160 will have a material impact on the presentation of the noncontrolling interest in ENP in the Consolidated Balance Sheet.
Note 3. Acquisition
     On January 16, 2007, EAC entered into a purchase and sale agreement with certain subsidiaries of Anadarko to acquire oil and natural gas properties and related assets in the Big Horn Basin of Wyoming and Montana, which included the Elk Basin Assets. Prior to closing, EAC assigned the rights and duties under the purchase and sale agreement relating to the Elk Basin Assets to OLLC. The closing of the acquisition occurred on March 7, 2007. At closing, OLLC paid Anadarko approximately $328.4 million for the Elk Basin Assets. In August 2007, ENP paid an additional $0.8 million for the Elk Basin Assets as a result of customary post-closing adjustments. In October 2007, certain fixed assets were purchased from Anadarko in connection with the acquisition, resulting in an additional $0.4 million purchase price.
     The following displays the calculation of the total purchase price and the allocation to the fair value of the assets acquired and liabilities assumed from Anadarko (in thousands):

Calculation of total purchase price:
Cash paid to Anadarko	$329,551
Transaction costs	1,110

Total purchase price	$330,661

Allocation of purchase price to the fair value of net assets acquired:
Proved properties, including wells and related equipment	$332,549
Intangibles	4,225
Other property and equipment	346
Accounts receivable	1,444

Total assets acquired	338,564

Current liabilities	(1,120)
Future abandonment cost and assumed liabilities	(6,783)

Total liabilities assumed	(7,903)

Fair value of net assets acquired	$330,661

     The proved properties amount in the above purchase price allocation includes the fair value of proved leasehold costs, lease and well equipment (including flue gas reinjection facilities used to maintain reservoir pressure by compressing and reinjecting the gas produced), and an oil pipeline and natural gas pipeline used primarily to transport production from the acquired fields. Natural gas liquids are produced as a byproduct of the flue gas tertiary recovery project and are sold at market prices.
     The Partnership financed the acquisition of the Elk Basin Assets through a $93.7 million contribution from EAC and borrowings under its long-term debt agreements. See “Note 6. Debt” for additional discussion of the Company’s long-term debt.

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
Note 4. Commitments and Contingencies
     From time to time, the Company is a party to various legal proceedings in the ordinary course of business. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its business, financial condition, results of operations, or liquidity.
     Additionally, the Company has contractual obligations related to future plugging and abandonment expenses on oil and natural gas properties and related facilities disposal, long-term debt, and derivative contracts as discussed more fully in these notes.
Note 5. Asset Retirement Obligations
     The Company’s primary AROs relate to future plugging and abandonment expenses on oil and natural gas properties and related facilities disposal. The following table summarizes the changes in the Company’s future abandonment liability, the long-term portion of which is recorded in “Future abandonment cost” on the accompanying Consolidated Balance Sheets, for 2007 (in thousands):

Future abandonment liability at January 1	$296
Wells drilled	28
Accretion of discount	309
Plugging and abandonment costs incurred	(103)
Revision of estimates	83
Liability assumed in Elk Basin acquisition	5,798

Future abandonment liability at December 31	$6,411

     Approximately $4.4 million of the future abandonment liability as of December 31, 2007 represents the cost for decommissioning the Elk Basin natural gas processing plant. The Company expects to continue reserving additional amounts based on the estimated timing to cease operations of the natural gas processing plant. In addition to the future abandonment liability for the Elk Basin plant, as of December 31, 2007, the Company has recorded an estimated liability of $1.0 million related to required environmental plant compliance costs caused by past operations of the plant. The liability was assumed from Anadarko in the acquisition of the Elk Basin Assets. The liability was estimated based on directives from the Bureau of Land Management for required cleanup of environmental contamination.
Note 6. Debt
Revolving Credit Facility
     In conjunction with the closing of the acquisition of the Elk Basin Assets on March 7, 2007, OLLC entered into a five-year credit agreement (the “OLLC Credit Agreement”) with a bank syndicate comprised of Bank of America, N.A. and other lenders. The OLLC Credit Agreement provides for revolving credit loans to be made to OLLC from time to time and letters of credit to be issued from time to time for the account of OLLC or any of its restricted subsidiaries.
     The aggregate amount of the commitments of the lenders under the OLLC Credit Agreement is $300 million. Availability under the OLLC Credit Agreement is subject to a borrowing base, which is redetermined semi-annually and upon requested special redeterminations. At December 31, 2007, the borrowing base was $145 million.
     The OLLC Credit Agreement matures on March 7, 2012. OLLC’s obligations under the OLLC Credit Agreement are secured by a first-priority security interest in OLLC’s and its restricted subsidiaries’ proved oil and natural gas reserves and in the equity interests of OLLC and its restricted subsidiaries. In addition, OLLC’s obligations under the OLLC Credit Agreement are guaranteed by the Partnership and OLLC’s restricted subsidiaries. Obligations under the OLLC Credit Agreement are non-recourse to EAC and its restricted subsidiaries.
     Loans under the OLLC Credit Agreement are subject to varying rates of interest based on (i) the total amount outstanding in relation to the borrowing base and (ii) whether the loan is a Eurodollar loan or a base rate loan. Eurodollar loans bear interest at

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
the Eurodollar rate plus the applicable margin indicated in the following table, and base rate loans bear interest at the base rate plus the applicable margin indicated in the following table:

	Applicable Margin for	Applicable Margin for
Ratio of Total Outstanding Borrowings to Borrowing Base	Eurodollar Loans	Base Rate Loans
Less than .50 to 1	1.000%	0.000%
Greater than or equal to .50 to 1 but less than .75 to 1	1.250%	0.000%
Greater than or equal to .75 to 1 but less than .90 to 1	1.500%	0.250%
Greater than or equal to .90 to 1	1.750%	0.500%
     The “Eurodollar rate” for any interest period (either one, two, three, or six months, as selected by the Partnership) is the rate per year equal to the London Interbank Offered Rate (“LIBOR”), as published by Reuters or another source designated by Bank of America, N.A., for deposits in dollars for a similar interest period. The “base rate” is calculated as the higher of (i) the annual rate of interest announced by Bank of America, N.A. as its “prime rate” and (ii) the federal funds effective rate plus 0.5 percent.
     As of December 31, 2007, the aggregate principal amount of loans outstanding under the OLLC Credit Agreement was $47.5 million and there were $0.1 million of outstanding letters of credit. Outstanding letters of credit reduce the availability under the OLLC Credit Agreement. Borrowings under the OLLC Credit Agreement may be repaid from time to time without penalty.
     On August 22, 2007, OLLC entered into an amendment to the OLLC Credit Agreement to modify certain financial covenants. The amendment did not impact any other provisions in the OLLC Credit Agreement. The covenants, as amended, include, among others:
•	a prohibition against incurring debt, subject to permitted exceptions;

•	a prohibition against purchasing or redeeming capital stock, or prepaying indebtedness, subject to permitted exceptions;

•	a restriction on creating liens on the assets of the Partnership, OLLC and its restricted subsidiaries, subject to permitted exceptions;

•	restrictions on merging and selling assets outside the ordinary course of business;

•	restrictions on use of proceeds, investments, transactions with affiliates, or change of principal business;

•	a provision limiting oil and natural gas hedging transactions (other than puts) to a volume not exceeding 75 percent of anticipated production from proved producing reserves;

•	a requirement that OLLC maintain a ratio of consolidated current assets to consolidated current liabilities of not less than 1.0 to 1.0;

•	a requirement that OLLC maintain a ratio of consolidated EBITDA (as defined in the OLLC Credit Agreement) to the sum of consolidated net interest expense plus letter of credit fees of not less than 1.5 to 1.0;

•	a requirement that OLLC maintain a ratio of consolidated EBITDA (as defined in the OLLC Credit Agreement) to consolidated senior interest expense of not less than 2.5 to 1.0; and

•	a requirement that OLLC maintain a ratio of consolidated funded debt (excluding certain related party debt) to consolidated adjusted EBITDA (as defined in the OLLC Credit Agreement) of not more than 3.5 to 1.0.
     The OLLC Credit Agreement contains customary events of default. If an event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require Bank of America, N.A. to declare all amounts outstanding under the OLLC Credit Agreement to be immediately due and payable. At December 31, 2007, OLLC was in compliance with all debt covenants under the OLLC Credit Agreement, as amended.
     OLLC incurs a commitment fee on the unused portion of the OLLC Credit Agreement determined based on the ratio of amounts outstanding under the OLLC Credit Agreement to the borrowing base in effect on such date. The following table summarizes the calculation of the commitment fee under the OLLC Credit Agreement:

Commitment
Ratio of Total Outstanding Borrowings to Borrowing Base	Fee Percentage
Less than .50 to 1	0.250%
Greater than or equal to .50 to 1 but less than .75 to 1	0.300%
Greater than or equal to .75 to 1 but less than .90 to 1	0.375%
Greater than or equal to .90 to 1	0.375%

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
Subordinated Credit Agreement
     On March 7, 2007, OLLC entered into a six-year subordinated credit agreement with EAP Operating, Inc., an indirect wholly owned subsidiary of EAC. Pursuant to the subordinated credit agreement, a single subordinated term loan was made on March 7, 2007 to the Partnership in the aggregate amount of $120 million. The total outstanding balance of $126.4 million, including accrued interest, was repaid using a portion of the net proceeds from the IPO.
Long-Term Debt Maturities
     The following table illustrates the Company’s long-term debt maturities at December 31, 2007:

	Payments Due by Period
	Total	2008	2009	2010	2011	2012	Thereafter
	(in thousands)
Revolving credit facility	$47,500	$—	$—	$—	$—	$47,500	$—
Note 7. Owner’s Net Equity and Distributions
     ENP’s partnership agreement requires that, within 45 days after the end of each quarter, it distribute all of its available cash (as defined in the partnership agreement) to its unitholders. Distributions are not cumulative. The Partnership distributes available cash to its unitholders and the Company in accordance with their ownership percentages. In distributing available cash, the Partnership assumes that the holders of management incentive units own the equivalent number of common units into which such units are convertible on the date of distribution, provided that distributions payable to holders of management incentive units are subject to a maximum limit equal to 5.1 percent of all distributions to the Partnership’s unitholders at the time of any such distribution. If the 5.1 percent maximum limit on aggregate distributions to the holders of management incentive units is reached, then any available cash that would have been distributed to such holders will be available for distribution to unitholders. See “Note 8. Unit-Based Compensation Plans” for additional discussion of the management incentive units.
     On November 14, 2007, the Partnership paid a prorated quarterly distribution of $0.053 per unit for the period from and including September 17, 2007 (the closing date of the IPO) through September 30, 2007. The total distribution of $1.3 million was paid to unitholders of record as of the close of business on November 8, 2007.
Note 8. Unit-Based Compensation Plans
Management Incentive Units
     In May 2007, the Company’s board of directors issued 550,000 management incentive units to certain executive officers of the Company. A management incentive unit is a limited partner interest in the Partnership that entitles the holder to quarterly distributions to the extent paid to the Partnership’s common unitholders and to increasing distributions upon the achievement of 10 percent compounding increases in the Partnership’s distribution rate to common unitholders. A management incentive unit is also convertible into common units upon the occurrence of certain events. The management incentive units are subject to a maximum limit on the aggregate number of common units issuable to, and the aggregate distributions payable to, holders of management incentive units as follows:
•	the holders of management incentive units are not entitled to receive, in the aggregate, common units upon conversion of the management incentive units that exceed a maximum limit of 5.1 percent of all the Partnership’s then-outstanding units; and

•	the holders of management incentive units are not entitled to receive, in the aggregate, distributions of the Partnership’s available cash in an amount that exceeds a maximum limit of 5.1 percent of all such distributions to all unitholders at the time of any such distribution.
     The holders of management incentive units do not have any voting rights with respect to the units. The management incentive units vest in three equal installments. The first installment vested upon the closing of the IPO, and the subsequent

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
vesting will occur on the first and second anniversary of such closing date. As of December 31, 2007, ENP had $4.8 million of total unrecognized compensation cost related to unvested, outstanding management incentive units, which is expected to be recognized over a weighted average period of 0.7 years. There have not been any additional issuances or forfeitures of management incentive units since the initial issuance.
ENP Incentive Plan
     As discussed in “Note 1. Formation of the Company and Description of Business,” in connection with the IPO, the Company’s board of directors adopted the ENP Incentive Plan for employees, consultants, and directors of EAC, the General Partner, and any of their affiliates who perform services for the Partnership. The ENP Incentive Plan provides for the grant of options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards, and unit awards. An aggregate of 1,150,000 common units may be delivered pursuant to awards under the ENP Incentive Plan. As of December 31, 2007, there were 1,130,000 units available for issuance under the ENP Incentive Plan. The ENP Incentive Plan is administered by the Company’s board of directors or a committee thereof, referred to as the plan administrator.
     In October 2007, the Company’s board of directors issued 20,000 phantom units to the Company’s directors pursuant to the ENP Incentive Plan. A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, at the discretion of the plan administrator, cash equivalent to the value of a common unit. These phantom units are classified as liability awards under SFAS 123R. Accordingly, the Company determines the fair value of these awards at each reporting period, based on the closing unit price of the Partnership, and recognizes a portion of the liability as a component of other current liabilities and a portion of the liability as other noncurrent liabilities on the Consolidated Balance Sheet. As of December 31, 2007, the total liability was $31,000. For liability awards, the fair value of the award, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled. Changes in the fair value of the liability award from period to period are recorded as increases or decreases in compensation expense, over the remaining service period. The phantom units vest in four equal installments on October 29, 2008, 2009, 2010, and 2011. The holders of phantom units are also entitled to receive distribution equivalent rights prior to vesting, which entitle the grantee to receive cash equal to the amount of any cash distributions made by the Partnership with respect to a common unit during the period the right is outstanding.
     Subsequent to December 31, 2007, the Company’s board of directors issued 5,000 phantom units to a new board member pursuant to the ENP Incentive Plan. There have not been any forfeitures of phantom units. To satisfy common unit awards, the Partnership will issue new common units, acquire common units in the open market, or use common units already owned by EAC and its affiliates.
Note 9. Financial Instruments
     The carrying value of the Company’s cash, accounts receivable, and accounts payable approximate their respective fair value due to the relatively short term of the instruments. The carrying amount of long-term debt approximates fair value as the interest rate is variable. Commodity derivative contracts are marked-to-market each quarter in accordance with the provisions of SFAS 133.
Derivative Financial Instruments
     The Company manages commodity price risk with swap contracts, put contracts, collars, and floor spreads. Swap contracts provide a fixed price for a notional amount of volume. Put contracts provide a fixed floor price on a notional amount of volume while allowing full price participation if the relevant index price closes above the floor price. Collar contracts provide a floor price for a notional amount of volume while allowing some additional price participation if the relevant index price closes above the floor price. Additionally, the Company occasionally sells put contracts with a strike price well below the floor price of an existing or new floor. Combined, the short floor and long floor are called a floor spread.
     In connection with the acquisition of the Elk Basin Assets, EAC purchased floor contracts for 2,500 Bbls per day (“Bbls/D”) of production at $65.00 per Bbl for April 2007 through December 2008 that were all later contributed to the Partnership at their fair market value on the date of transfer of $9.4 million. In addition to these contributed derivatives, the Company has purchased additional derivative financial instruments as part of its risk management strategy.
     The following tables summarize the Company’s open commodity derivative instruments as of December 31, 2007:

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
Oil Derivative Contracts

									Asset
	Daily	Average	Daily	Average	Daily	Average	Daily	Average	(Liability)
	Floor	Floor	Short Floor	Short Floor	Cap	Cap	Swap	Swap	Fair Market
Period	Volume	Price	Volume	Price	Volume	Price	Volume	Price	Value
	(Bbl)	(per Bbl)	(Bbl)	(per Bbl)	(Bbl)	(per Bbl)	(Bbl)	(per Bbl)	(in thousands)
Jan. 2008	2,500	$65.00	(2,000)	$65.00	—	$—	—	$—	$—
	2,000	75.00	—	—	—	—	—	—
Feb. — Dec. 2008	880	80.00	—	—	440	107.60	—	—	930
	2,000	75.00	—	—	—	—	—	—
	2,500	65.00	(2,000)	65.00	—	—	—	—
2009	880	80.00	—	—	440	97.75	—	—	(3,050)
	2,250	75.00	—	—	—	—	—	—
	1,250	63.40	(1,250)	65.00	—	—	1,000	68.70
2010	880	80.00	—	—	440	93.80	—	—	52
	2,000	75.00	—	—	1,000	77.23	—	—
	2,000	65.00	(2,000)	65.00	—	—	—
2011	1,000	80.00	—	—	1,000	94.65	—	—	1,811
	1,000	70.00	—	—	—	—	—	—
	1,000	70.00	—	—	—	—	—	—

									$(257)

Natural Gas Derivative Contracts

	Daily	Average	Daily	Average	Asset
	Floor	Floor	Cap	Cap	Fair Market
Period	Volume	Price	Volume	Price	Value
	(Mcf)	(per Mcf)	(Mcf)	(per Mcf)	(in thousands)
Jan. 2008	2,000	$8.20	2,000	$9.85	$119
	2,000	7.20	—	—
Feb. — Dec. 2008	3,800	8.20	3,800	9.83	1,798
	3,800	7.20	—	—
2009	3,800	8.20	3,800	9.83	1,376
	3,800	7.20	—	—
2010	3,800	8.20	3,800	9.58	1,240
	3,800	7.20	—	—

					$4,533

     Commodity Contracts – Mark-to-Market Accounting: Floor Spreads. In order to partially finance the cost of premiums on certain purchased floors, the Company may sell floors with a strike price below the strike price of the purchased floor. Together the two floors, known as a floor spread or put spread, have a lower premium cost than a traditional floor contract but provide price protection only down to the strike price of the short floor. During 2007, the Company entered into floor spreads with a $75 per Bbl purchased floor and a $65 per Bbl short floor for 2,000 Bbls/D in 2008 and 2010 and 1,250 Bbls/D in 2009. As with the Company’s other derivative contracts, these are marked-to-market each quarter. In the above table, the purchased floor component and the short floor component of these floor spreads has been included with the Company’s other floor contracts and the short floor component is shown separately as negative volumes. The net cash flows per Bbl upon settlement of the contracts and payment of the related premiums when viewed together change depending on the NYMEX oil price as follows:
•	When the NYMEX oil price is greater than $75 per Bbl, the Company pays the net purchased floor premium cost per Bbl.

•	When the NYMEX oil price is greater than $65 per Bbl but less than $75 per Bbl, the Company receives settlements of $75 per Bbl less the NYMEX oil price and pays the net purchased floor premium cost per Bbl.

•	When the NYMEX oil price is below $65 per Bbl, the Company receives $10 per Bbl less the net purchased floor premium cost per Bbl.
     Counterparty Risk. At December 31, 2007, the Company had committed greater than 10 percent of either its oil or natural gas production represented by derivative contracts to the following counterparties:

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

	Percentage of	Percentage of
	Oil Derivative	Natural Gas
	Contracts	Derivative Contracts
Counterparty	Committed	Committed
Bank of America, N.A.	37.6%	—
BNP Paribas	40.4%	23.3%
Calyon	5.7%	17.8%
Wachovia	2.5%	58.9%
     The Company believes the credit-worthiness of its counterparties is sound and does not anticipate any non-performance of contractual obligations. As long as each counterparty maintains an investment grade credit rating, pursuant to ENP’s derivative contracts, no collateral is required.
     In order to mitigate the credit risk of financial instruments, ENP enters into master netting agreements with significant counterparties. The master netting agreement is a standardized, bilateral contract between a given counterparty and ENP. Instead of treating separately each financial transaction between the counterparty and ENP, the master netting agreement enables the counterparty and ENP to aggregate all financial trades and treat them as a single agreement. This arrangement benefits ENP in three ways: (i) the netting of the value of all trades reduces the requirements of daily collateral posting by ENP, (ii) default by a counterparty under one financial trade can trigger rights to terminate all financial trades with such counterparty, and (iii) netting of settlement amounts reduces ENP’s credit exposure to a given counterparty in the event of close-out.
Note 10. Related Party Transactions
     The Company does not have any employees. The employees supporting the operations of the Company are employees of EAC. As discussed in “Note 1. Formation of the Partnership and Description of Business,” at the closing of the IPO, the Partnership entered into the Administrative Services Agreement with Encore Operating, pursuant to which Encore Operating performs administrative services for the Partnership. Under the Administrative Services Agreement, Encore Operating receives an administrative fee of $1.75 per BOE of the Partnership’s production for such services and reimbursement for actual third-party expenses incurred on the Partnership’s behalf. The Partnership also pays its share of expenses that are directly chargeable to wells under joint operating agreements. In addition, Encore Operating is entitled to retain any COPAS overhead charges associated with drilling and operating wells that would otherwise be paid by non-operating interest owners to the operator of a well. Encore Operating is not liable to the Partnership for its performance of, or failure to perform, services under the Administrative Services Agreement unless its acts or omissions constitute gross negligence or willful misconduct. In 2007, the Partnership paid $2.8 million to Encore Operating for administrative fees under the Administrative Services Agreement (including payment of any COPAS recovery) and $3.5 million for reimbursement of actual third-party expenses incurred on the Partnership’s behalf. As of December 31, 2007, the Partnership had a payable to EAC of $1.4 million for services provided by Encore Operating, which is reflected in “Accounts payable – affiliate” in the accompanying Consolidated Balance Sheet. As of December 31, 2007, the Partnership had a receivable from EAC of $0.7 million, which is reflected in “Accounts receivable – affiliate” in the accompanying Consolidated Balance Sheet, primarily related to receivables for natural gas production marketed by Encore Operating.
     On November 14, 2007, the third quarter distribution was paid to unitholders at a rate of $0.053 per unit, which was based on an initial quarterly distribution of $0.35 per unit, prorated from the period from and including September 17, 2007 (the closing date of the IPO) through September 30, 2007. The Partnership distributed approximately $0.7 million to EAC as holders of 14,039,279 million common units and approximately $27,000 to the Company as the holder of 504,851 general partner units.
     As discussed in “Note 6. Debt” of these consolidated financial statements, the Partnership used a portion of the net proceeds from the IPO to repay in full the subordinated credit agreement held by a related party of the Partnership.
     EAC (through its subsidiaries) contributed $93.7 million to the Partnership in March 2007. These proceeds were used by the Partnership, along with proceeds from the borrowings under the Partnership’s long-term debt agreements, to purchase the Elk Basin Assets. Additionally, EAC (through its subsidiaries) made a non-cash contribution in March 2007 of derivative oil put contracts representing 2,500 Bbls/D of production at $65.00 per Bbl for the period of April 2007 through December 2008. At the date of transfer, the derivative contracts had a fair value of $9.4 million.

ENCORE ENERGY PARTNERS GP LLC
NOTES TO CONSOLIDATED BALANCE SHEET – (Continued)
Note 11. Subsequent Events
Purchase and Investment Agreement
     On December 27, 2007, OLLC entered into a purchase and investment agreement (the “Purchase Agreement”) with Encore Operating. Pursuant to the agreement, OLLC acquired certain oil and natural gas producing properties and related assets in the Permian and Williston Basins. The transaction closed on February 7, 2008 and was effective January 1, 2008.
     The total consideration for the acquisition consisted of $125.4 million in cash and 6,884,776 common units representing limited partner interests in the Partnership. Upon completion of the acquisition, the borrowing base under OLLC’s revolving credit facility was increased to $240 million. OLLC financed the cash portion of the purchase price through additional borrowings under the OLLC Credit Agreement.
     The acquisition will be accounted for as a transaction between entities under common control. Therefore, the assets will be recorded on the Partnership’s balance sheet at EAC’s historical basis, and the historical results of operations of the Partnership will be restated to reflect the historical operating results of the combined entities.
Commodity Derivative Contracts
     Subsequent to December 31, 2007, the Company increased its oil derivative contract positions by entering into additional commodity derivative contracts. The following tables summarize the Company’s open commodity derivative contracts as of February 20, 2008:
Oil Derivative Contracts

	Daily	Average	Daily	Average	Daily	Average	Daily	Average
	Floor	Floor	Short Floor	Short Floor	Cap	Cap	Swap	Swap
Period	Volume	Price	Volume	Price	Volume	Price	Volume	Price
	(Bbl)	(per Bbl)	(Bbl)	(per Bbl)	(Bbl)	(per Bbl)	(Bbl)	(per Bbl)

2008	880	$80.00	—	$—	440	$107.60	—	$—
	2,000	75.00	—	—	—	—	—	—
	2,500	65.00	(2,000)	65.00	—	—	—	—

2009	880	80.00	—	—	440	97.75	—	—
	2,250	75.00	—	—	—	—	—	—
	1,250	63.40	(1,250)	65.00	—	—	1,000	68.70

2010	880	80.00	—	—	440	93.80	—	—
	2,000	75.00	—	—	1,000	77.23	—	—
	2,000	65.00	(2,000)	65.00	—	—	—	—

2011	1,880	80.00	—	—	1,440	95.41	—	—
	1,000	70.00	—	—	—	—	—	—
Natural Gas Derivative Contracts

	Daily	Average	Daily	Average
	Floor	Floor	Cap	Cap
Period	Volume	Price	Volume	Price
	(Mcf)	(per Mcf)	(Mcf)	(per Mcf)

2008	3,800	$8.20	3,800	$9.83
	3,800	7.20	—	—

2009	3,800	8.20	3,800	9.83
	3,800	7.20	—	—

2010	3,800	8.20	3,800	9.58
	3,800	7.20	—	—
Other Events
     On January 21, 2008, the Partnership declared a distribution for the fourth quarter of 2007 to unitholders of record as of the close of business on February 6, 2008. Approximately $9.8 million was paid on February 14, 2008 to unitholders at a rate of $0.3875 per unit.
     On February 4, 2008, the Partnership entered into interest rate swaps whereby the Partnership swapped $100 million of floating rate debt to a weighted average fixed rate of 3.06 percent. As discussed in “Note 6. Debt,” loans under the OLLC Credit Agreement are subject to a margin in addition to the Eurodollar or base rate of interest, determined based on (i) the total amount outstanding in relation to the borrowing base and (ii) whether the loan is a Eurodollar loan or a base rate loan. Interest determined in accordance with the applicable margin is in addition to the fixed rate entered into in the interest rate swap agreements.

ENCORE ENERGY PARTNERS GP LLC
SUPPLEMENTARY INFORMATION
Capitalized Costs and Costs Incurred Relating to Oil and Natural Gas Producing Activities
     The capitalized cost of oil and natural gas properties was as follows as of December 31, 2007 (in thousands):

Properties and equipment, at cost — successful efforts method:
Proved properties, including wells and related equipment	$378,170
Accumulated depletion, depreciation, and amortization	(37,661)

$340,509

     The following table summarizes costs incurred related to oil and natural gas properties for the year ended December 31, 2007 (in thousands):

Acquisitions:
Proved properties	$326,751
Asset retirement obligations	5,798

Total acquisitions	332,549

Development:
Drilling and exploitation	8,887
Asset retirement obligations	28

Total development	8,915

Total costs incurred	$341,464

Oil & Natural Gas Producing Activities — Unaudited
     The estimates of the Partnership’s proved oil and natural gas reserves, which are located entirely within the United States, were prepared in accordance with guidelines established by the Securities and Exchange Commission (“SEC”) and the FASB. Proved oil and natural gas reserve quantities are derived from estimates prepared by Miller and Lents, Ltd., who are independent petroleum engineers.
     Future prices received for production and future production costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. There can be no assurance that the proved reserves will be developed within the periods assumed or that prices and costs will remain constant. Actual production may not equal the estimated amounts used in the preparation of reserve projections. In accordance with SEC guidelines, estimates of future net cash flows from ENP’s properties and the representative value thereof are made using oil and natural gas prices in effect as of the dates of such estimates and are held constant throughout the life of the properties. Year-end prices used in estimating net cash flows were as follows as of December 31, 2007:

Oil (per Bbl)	$96.01
Natural gas (per Mcf)	7.47
     Net future cash inflows have not been adjusted for commodity derivative contracts outstanding at the end of the year. The future cash flows are reduced by estimated production costs and development costs, which are based on year-end economic conditions and held constant throughout the life of the properties, and by the estimated effect of future income taxes due to the Texas margin tax. Future federal income taxes have not been deducted from future net revenues in the calculation of the Partnership’s standardized measure as each partner is separately taxed on his share of the Partnership’s taxable income.
     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Oil and natural gas reserve engineering is and must be recognized as a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in any exact way, and estimates of other engineers might differ materially from those included herein. The accuracy of any reserve estimate is a function of the quality of available data and engineering, and estimates may justify revisions based on the results of drilling, testing, and production activities. Accordingly, reserve estimates are often materially different from the quantities of oil and natural gas that are ultimately recovered. Reserve estimates are integral to management’s analysis of impairments of oil and

ENCORE ENERGY PARTNERS GP LLC
SUPPLEMENTARY INFORMATION — (Continued)
natural gas properties and the calculation of DD&A on these properties.
     Estimated net quantities of proved oil and natural gas reserves of the Partnership were as follows as of December 31, 2007:

Proved reserves:
Oil (MBbls)	14,417
Natural gas (MMcf)	39,140
Combined (MBOE)	20,940
Proved developed reserves:
Oil (MBbls)	12,983
Natural gas (MMcf)	30,515
Combined (MBOE)	18,069
     The changes in proved reserves were as follows for 2007:

		Natural	Oil
	Oil	Gas	Equivalent
	(MBbls)	(MMcf)	(MBOE)
Balance, December 31, 2006	50	37,426	6,288
Acquisitions of minerals-in-place	15,330	2,359	15,724
Extensions and discoveries	70	1,140	260
Revisions of previous estimates	20	84	33
Production	(1,053)	(1,869)	(1,365)

Balance, December 31, 2007	14,417	39,140	20,940

ENCORE ENERGY PARTNERS GP LLC
SUPPLEMENTARY INFORMATION — (Continued)
     The standardized measure of discounted estimated future net cash flows related to proved oil and natural gas reserves was as follows as of December 31, 2007 (in thousands):

Future cash inflows	$1,348,498
Future production costs	(473,800)
Future development costs	(28,626)
Future abandonment costs, net of salvage	(20,266)
Future income tax expense	(4,989)

Future net cash flows	820,817
10% annual discount	(382,456)

Standardized measure of discounted estimated future net cash flows	$438,361

     The primary changes in the standardized measure of discounted estimated future net cash flows were as follows for 2007 (in thousands):

Standardized measure, beginning of year	$50,672

Net change in prices and production costs	17,831
Purchases of minerals-in-place	426,355
Extensions, discoveries, and improved recovery	5,410
Revisions of previous quantity estimates	689
Production, net of production costs	(65,763)
Development costs incurred during the period	8,887
Accretion of discount	5,067
Change in estimated future development costs	(11,378)
Net change in income taxes	(1,895)
Change in timing and other	2,486

Net increase (decrease)	387,689

Standardized measure, end of year	$438,361